Filed by Sycamore Networks, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933
                                          Commission File Number:  333-25853
                                    Subject Company: Sycamore Networks, Inc.


The following communications contain forward-looking statements based on current expectations, forecasts and assumptions that involve risk and uncertainties that could cause actual outcomes and results to differ materially. These forward-looking statements include, but are not limited to, future product, market and technology development, future benefits of the merger, estimated date to complete the transaction, and the expected impact of the transaction on future earnings. These risks and uncertainties include difficulties in the assimilation of operations, technologies and products of Sirocco, diversion of management's attention from other business concerns and risks of entering new markets.

For a further list and description of such risks and uncertainties that could cause actual results to differ materially from such forward-looking statements, see the reports filed by Sycamore with the SEC.

Investors and security holders are advised to read the documents filed by Sycamore with the SEC regarding the business combination transaction referenced in the foregoing information when they become available because they will contain important information. Investors and security holders may obtain a free copy of the documents regarding the referenced business combination transaction (when available) and other documents filed by Sycamore at the SEC's web site at www.sec.gov. The documents regarding the referenced business combination transaction and such other documents may also be obtained from Sycamore by directing such request to Sycamore Networks, Inc., Attn: Terry Adams, Investors Relations, 10 Elizabeth Drive, Chelmsford, MA, 01824.


THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY SYCAMORE ON JUNE 6, 2000


CONTACT:
Press Inquiries                           Investor Inquiries
Rich Williams                             Terry Adams
Sycamore Networks                         Sycamore Networks
978-250-2909                              978-250-3410
richard.williams@sycamorenet.com          terry.adams@sycamorenet.com



                SYCAMORE NETWORKS TO ACQUIRE SIROCCO SYSTEMS

  ACQUISITION BROADENS SYCAMORE'S REACH INTO EMERGING METRO ACCESS MARKET

CHELMSFORD, Mass., June 6, 2000 -- Sycamore Networks, Inc. (NASDAQ: SCMR), a leader in intelligent optical networking, today announced a definitive agreement to acquire privately-held Sirocco Systems, Inc. based in Wallingford, Connecticut. Sirocco develops and markets optical access aggregation, switching and network management products targeted for the metropolitan access market.

      Under the terms of the agreement, Sycamore common stock will be exchanged for all outstanding shares of Sirocco and Sycamore will assume the outstanding options of Sirocco. Based upon the closing price of Sycamore's common stock on June 5, 2000, the deal is valued at approximately $2.9 billion. This transaction will be accounted for as a pooling of interests and is expected to be completed in the first quarter of Sycamore's fiscal year 2001. The acquisition has been approved by the Board of Directors of each company and is subject to various closing conditions, including clearance under the Hart-Scott-Rodino Antitrust Improvement Act and approval by the shareholders of Sirocco. A sufficient number of Sirocco shareholders have signed voting agreements to ensure the required approval for the transaction.

      "Intelligent optical networking technology is rapidly being deployed throughout every segment of the public network from access to backbone, to address network scaling issues and data service requirements created by the tremendous growth in data traffic," said Dan Smith, Sycamore's president and CEO. "Sirocco's portfolio of next generation optical networking products will enable Sycamore to serve the unique service needs of the emerging metro access market and to expand and extend the reach of the intelligent optical network by providing an economical, high performance "on-ramp" to the intelligent optical core."

      According to Pioneer Consulting , the Global Optical Networks Edge market which includes next-generation SONET, metro DWDM, converged metro optical platforms, and metro optical IP systems is expected to grow to $17.3 billion by 2004.

      Sirocco will provide Sycamore with a comprehensive portfolio of multi-service optical networking products for the metro access market. Complementing Sycamore's existing product line of transport, switching and management products, the Sirocco product suite will extend the range and reach of services supported by the intelligent optical network. With this combined product line service providers will be able to leverage the power of the intelligent optical core to deliver a broad range of services including: ATM, TDM, IP, DS3/E3 through OC-192/STM-64 and Gigabit Ethernet. Sirocco's recently announced products include Zephyr, an optical access device, Typhoon, an optical edge switch, and Tempest, an optical network management system. First products from Sirocco are expected to be available in the fourth calendar quarter of 2000.

      Jonathan Reeves, president & CEO of Sirocco will assume the role of vice president and general manager of Sycamore's newly created Optical Access Division, reporting directly to Dan Smith, Sycamore's president and CEO. In addition, all Sirocco employees will become employees of Sycamore.

      "This is a natural move for Sirocco, both companies share a common focus on putting intelligent optical networking technology to work to develop, provision and manage new high performance services," said Jonathan Reeves, President and CEO of Sirocco, " and, like Sycamore, we have also taken a software-centric approach to developing our products combining industry innovations in hard-optics with our own unique soft-optics technologies. Combined we will be able to bring point-and-click provisioning to all segments of the intelligent optical network quickly -- access to core."

ABOUT SIROCCO

      Sirocco is an optical networking company focused on delivering third generation solutions to service providers that allow them to derive new and enhanced services from their optical core networks. Sirocco solutions introduce a suite of new networking platforms that offer multi-service, multi-wavelength switching functionality, coupled with innovative service provisioning and management tools, which unleash the power of the optical core. Founded in January 1999, the company is located in Wallingford, Connecticut. For more information, please visit Sirocco's web site at www.siroccosystems.com. The information on this website is not incorporated into this press release.

ABOUT SYCAMORE

      Sycamore develops and markets intelligent optical networking products that transport voice and data traffic over wavelengths of light. The Company combines significant experience in data networking with expertise in optics to develop intelligent optical networking solutions for network service providers. Sycamore's products are based on a common software foundation, enabling concentration on the delivery of services and end-to-end optical networking. Sycamore's products and product plans include optical transport, access and switching systems and end-to-end optical network management solutions. Contact Sycamore at www.sycamorenet.com. The information on this website is not incorporated into this press release.

                                    ###

Investors are urged to read documents relevant to the acquisition described in this announcement that are filed with the Securities and Exchange Commission because they contain relevant information about the acquisition. You can obtain the relevant documents that are filed with the Commission for free on the Securities & Exchange Commission's website at http://www.sec.gov or from Sycamore.

Except for the historical information contained herein, we wish to caution you that certain matters, including statements about the value of the agreement, discussed in this news release constitute forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those stated or implied in forward-looking statements due to the a number of factors, including risks associated with the transaction, such as difficulties in the assimilation of operations, technologies and products of Sirocco, diversion of management's attention from other business concerns, risks of entering new markets and those risks and uncertainties discussed under the heading `Risk Factors' contained in the Company's Registration Statement on Form S-1 (file no. 333-30630) and the other reports filed by the Company from time to time with the Securities and Exchange Commission. Forward looking statements include statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future and can be identified by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may, "should," "will," and "would" or similar words. The Company assumes no obligations to update the information included in this press release.

                                    ###



        THE FOLLOWING IS THE SCRIPT OF A TELEPHONE CONFERENCE CALL
             WITH ANALYSTS AND OTHERS HELD ON JUNE 6, 2000


                          SIROCCO CONFERENCE CALL


Ladies and Gentlemen, thank-you for standing by. Welcome to the Sycamore/Sirocco conference call. At this time, all participants are in a listen only mode. Later, we will conduct a question and answer session. At that time, if you have a question, you can push the one on your telephone. As a reminder, this conference is being recorded, Day date. I would like to turn the conference over to Terry Adams, Vice President of Investor Relations with Sycamore Networks. Please go ahead Terry.

Good afternoon ladies and gentlemen and welcome to the Sycamore/Sirocco conference call. This is Terry Adams, Sycamore's Vice President of Investor Relations. With me today are Dan Smith, our President and CEO, Frances Jewels, our CFO, Kevin Oye, our VP of Business Development and Jonathan Reeves, President and CEO of Sirocco Systems.

Dan will begin today's call by reviewing the strategic and business rationale for the acquisition of Sirocco Systems and Frances will summarize the financial and accounting issues. We will then take questions.

The announcement of today's transaction was distributed at approximately 6 am this morning via Business Wire and First Call. A copy of the press release can also be retrieved from of our web site at www.sycamorenet.com.

At this point I would like to note that the matters we will be discussing today may include forward looking statements and as such are subject to the risk and uncertainties that we discuss in detail in our most recently filed Form S-1 with the SEC. It identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. I'll now turn the call over to Dan Smith who will discuss business combination.

Thank you, Terry. I am pleased to announce that Sycamore has reached an agreement to acquire Sirocco Systems of Wallingford, Ct., a leading developer of metro Intelligent Optical Access solutions. Currently the Metro market has two significant segments, Metro Core and Metro Access. Sirocco Systems extends SCMR product portfolio, by combining Siroccos leading metro access solution with SCMR's strong metro Core solution, the SN 8000 MC, which began shipping early this year. The addition of Sirocco metro access edge solutions now provides SCMR with a complete intelligent optical networking portfolio extending from the edge of the enterprise across the metro access and core networks and through the regional and long haul backbones, combining both transport and intelligent optical switching solutions.

The addition of the Sirocco product line significantly expands the market opportunity addressed by Sycamore and markedly broadens the solution we can offer our customers. According to Pioneer Research, the market for Metro Core products is estimated to be approximately $2.3 Billion by 2004. The market for Metro Access products is estimated to be nearly $17.3 billion in the same year. Sycamore will now participate in both these growing markets.

Sirocco has created an innovative family of optical edge products. They consist of Zephyr, the optical access device, Typhoon, the optical edge switch, and Tempest, a comprehensive network management platform. Zephyr and Typhoon are universal platforms, supporting TDM, ATM and packet based IP services. Sirocco's unique approach allows a single platform to support multiple services. Existing competitors optical edge products are optimized to support a single service, in other words, they optimally support either ATM, IP or TDM. Single focus products are inherently easier to develop, but do not offer service providers the high level of flexibility that universal platforms do. In addition to supporting multiple services, the Zephyr and Typhoon products support the widest range of interfaces and the highest density available in the industry with the smallest footprint.

Equally impressive is the switching capability inherent in the Sirocco product line along with the distributed intelligence in the switches and in the network management system. Zephyr, Typhon, and Tempest complement and augment SCMR's already strong optical switching products and technology by extending switching and intelligence to the edge of the optical network.

Zephyr and Typhon support a broad set of interfaces, including not only DS3, OC-3/12/48, but also OC-192 and Gigabit Ethernet. Furthermore, Typhon packs 360 DS-3s into a 7 foot bay, the most of any product announced to date.

First products from Sirocco are expected to be available in the fourth quarter of CY 2000.

Both Sirocco and Sycamore realized early on that while maximizing optical bandwidth is important, both companies believe that it is much more important to create services which generate revenue for service providers. Both companies realized the value of incorporating switching and intelligence into their respective products. Even though the concept was pioneered by SCMR, Sirocco understood and shared our vision of the power of "Soft Optics" which introduces intelligent routing, control and management capabilities into the Optical Network, fundamentally changing the value proposition of the optical domain from dumb pipes to revenue generating services. The management of the Sirocco products will be easily accomplished through the integration with SCMR's industry leading SILVX network management platforms. The addition of Sirocco allows SCMR to extend the vision and capabilities of Intelligent Optical Network to the edge of the optical network. No longer will there be pockets of non-intelligent resources or capacities. All areas of the network will contribute to services and revenue creation.

In addition to the unique product architecture, Sirocco represents a world class team of 125 networking professionals with a successful track record of developing innovative new products at companies such as sahara networks, cascade and ascend. Jonathan Reeves and his team have executed extremely well and we believe that the combination of their products and people with those of SCMR represents the strongest team and Optical Networking portfolio in the industry.

And now I would like to spend a moment on the business structure. SCMR recently formed several business units within the company to focus on key product initiatives and market opportunities. These are Switching, Transport and Ultra Long Haul transport. These business units have all the development and product management resources necessary for success in their respective markets. A central engineering unit was also created to provide unified routing and signaling technology and network management across the product lines. In addition central engineering will ensure that leading edge optical and other technologies will be shared and re-utilized across all business units through the Company's CTO office. SCMR retains central Sales, General and Administrative, Operations and Marketing organizations, which will support all of the business units. Sirocco will join the SCMR organization as the Optical Access Products business unit and will be headed by Jonathan Reeves, currently CEO of Sirocco, who will be VP and GM of this unit reporting to me. We do not expect any reduction in headcount at Sirocco as a result of this merger.

At this point, I will turn the call over to Frances Jewels, our CFO who will address some financial details of the transaction.

Thanks Dan.

I will briefly summarize the financial and accounting issues associated with the acquisition of Sirocco. Sycamore has agreed to exchange approximately28.4 million shares of its common stock for all outstanding Sirocco shares and to assume all outstanding options. Based on the closing price of $102.94 for Sycamore stock on June 6, 2000, the transaction is valued at approximately $2.9 billion.

The acquisition will be treated as a pooling of interests and is expected to be completed in Sycamore's first fiscal quarter of fiscal 2001. The transaction is subject to customary closing conditions and regulatory approvals, including Hart Scott Rodino, and the approval of Sirocco shareholders. Both Sirocco's and Sycamore's Boards of Directors have already approved the execution of the definitive merger agreement.

On the financial side, we expect that this transaction will become accretive in mid FY 2002.

I'll now pass the call back to Terry who will open it to your questions.